

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 5, 2010

Mr. James E. Murphy
Chief Financial Officer
United Refining Company
15 Bradley Street
Warren, Pennsylvania 16365-3299

> **Re:** **United Refining Company**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed November 30, 2009**
> **File No. 001-06198**

Dear Mr. Murphy:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief